UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

RESULTS FOR THE THIRD QUARTER OF 2004

SIGNATURES

RESULTS FOR THE THIRD QUARTER OF 2004

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to review the Group's consolidated results for the third quarter and first nine months of 2004.

Revenues from continuing operations up 9.4%; operating loss cut by two-thirds. Seventh consecutive quarter of year-on-year operating result improvement.

Higher working capital requirements due to seasonal factors and a reduction in the amount of trade receivables sold result in negative net financial position of 5.5 billion euros. Liquidity at a healthy 4.6 billion euros, after the repayment of loans totaling 1.8 billion euros. In September, Fiat Auto adopted a leaner, more efficient and more competitive organization.

Note: 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group's continuing operations, since the divestitures completed last year produced material changes in the Group's scope of consolidation. Accordingly, all comments provided below are based on comparisons between these two sets of data.

The Group

Group revenues grew to 10.6 billion euros, an increase of about 1 billion euros compared with the third quarter of 2003. This gain was made possible by positive contributions from all automotive and components Sectors: Fiat Auto (+11%), CNH (+10%), Iveco (+16%), Ferrari (+8%), Teksid (+13%) and Magneti Marelli (+20%). Only Comau and Business Solutions bucked the trend, the former due to changes in the scope of its operations and the latter as a result of the divestiture of Fiat Engineering.

The operating loss contracted to 97 million euros in the third quarter of 2004, a 206 million euro improvement compared to the same period last year (from -303 million euros to -97 million euros). Strong performances by Iveco and CNH, which reported gains of 78 million euros and 65 million euros, respectively, are the main reason for this improvement. Fiat Auto also contributed, cutting its loss by 61 million euros compared with the third quarter of 2003.

The third quarter of 2004 is the seventh consecutive quarter in which the Group has reported a year-over-year improvement in operating result.

The loss before taxes totaled 469 million euros, compared with income before taxes of 348 million euros in the third quarter of 2003, when the Group recorded a gain of about 1.3 billion euros on the sale of FiatAvio.

Group consolidated net loss widened to 554 million euros, a deterioration from the third quarter of 2003, which benefited from the above-mentioned gain on the sale of FiatAvio (781 million euros after taxes). Excluding this extraordinary gain, consolidated net loss narrows by 378 million euros.

At September 30, 2004, the Group's liquidity (cash and marketable securities) amounted to 4.6 billion euros, following the repayment of loans totaling 1.8 billion euros.

Gross indebtedness (financial payables and related accruals and deferrals) totaled 20.6 billion euros. It decreased by about 1.8 billion euros during the third quarter of 2004, due mainly to the repayment in July of the outstanding bonds exchangeable into General Motors shares (1.4 billion euros).

Net indebtedness of the Group's industrial operations totaled 7.3 billion euros. The increase since June 30, 2004 was mainly due to higher working capital requirements and a reduction in the amount of trade receivables sold.

At September 30, 2004, the Group had a negative net financial position of 5.5 billion euros, compared with a negative 4.3 billion euros at June 30, 2004. This change primarily reflects higher cash uses, attributable in part to unfavorable seasonal factors and a 700 million euro decrease in trade receivables sold.

Automobiles

Fiat Auto had revenues of 4.5 billion euros, up 11% over the third quarter of 2003. Higher unit sales account for this improvement.

Fiat Auto's operating loss was 270 million euros, down from an operating loss of 331 million euros in the same period last year. This 61 million euro decrease was made possible by improved margins on new products and successful implementation of cost-cutting programs, offset in part by increases in R&D expenditures (48 million euros), investments in the sales network (8 million euros) and provisions.

In the third quarter of 2004, Fiat Auto sold a total of 402,500 vehicles (+11%) in challenging market conditions, characterized by lower new vehicle registrations in Western Europe

(-2.3%) and Poland (-24%). The impact of this negative environment was partly offset by higher demand in Brazil (+17%), where Fiat Auto increased sales by 36%.

During the third quarter of 2004, Fiat Auto's market share was virtually unchanged both in Italy (28%) and Europe as a whole (6.9%).

Fiat Auto sold 1,332,200 vehicles in the first nine months of 2004, or 8.4% more than in the same period last year. Volumes were up 3.3% in Western Europe, 6.1% in Poland and more than 22% in Brazil.

During the third quarter, the Sector continued to strengthen its model lineup, beginning distribution of the Lancia Musa and Fiat Panda 4x4 and unveiling the Alfa Crosswagon Q4 and the Alfa Sportwagon Q4.

Agricultural and Construction Equipment

CNH booked revenues of 2.4 billion euros in the third quarter of 2004. The increase of more than 10% over the same period last year was achieved despite the negative impact of the appreciation of the euro versus the U.S. dollar. In U.S. dollar terms (the Sector's reporting currency), and avoiding currency translation distortions, revenues grew by 14%. This improvement primarily reflects buoyant sales of both agricultural and construction equipment, particularly in the Americas, as well as higher product pricing.

At 90 million euros, CNH's operating income more than tripled over the third quarter of 2003. This sharp increase reflects significantly higher unit sales and improved pricing in both of the Sector's product segments, more than offsetting the impact of higher steel prices.

The growth in sales of CNH's agricultural equipment was roughly in line with the expansion of global demand, which grew by 17%, due mainly to higher shipments in the Americas. The construction equipment market was also positive (+14%), and CNH performed well, thanks mainly to the success of its new models.

Commercial Vehicles

Iveco reported revenues of 2.1 billion euros in the third quarter of 2004, or 16% more than in the same period in 2003. This gain mainly reflects higher sales volumes and improved pricing throughout Iveco's product line.

At 76 million euros, the Sector's operating income was up sharply over the third quarter of 2003, when Iveco had a 2 million euro operating loss. This improvement reflects the higher unit sales and prices mentioned above, together with major cuts in operating costs.

In the third quarter of 2004, Iveco sold a total of 36,000 vehicles, or 16.6% more than in the same period last year. In Western Europe, Iveco took advantage of a sharp upturn in demand to boost shipments of its models. Iveco's share of the European market was unchanged at 11.2% in the third quarter of 2004, as a slight decrease in the light vehicle segment was offset by gains in heavy vehicles and particularly in the medium vehicle segment, where Iveco enjoys market leadership.

Ferrari - Maserati

Ferrari - Maserati reported revenues of 322 million euros in the third quarter of 2004, up 8.4% from the same period last year. Higher sales of Maserati models, driven by the success of the Quattroporte, account for most of the improvement.

Reversing the performance of the previous quarter, the Sector earned operating income of 2 million euros. However, this figure is lower than the amount reported in the third quarter of 2003 due to the negative impact of currency translations and higher R&D. The high points of the quarter were the introduction of the F430 and the outstanding results of the F1 racing team (Sixth Constructors Championship and Fifth Drivers Championship in a row).

Components

Magneti Marelli reported revenues of 874 million euros. The 20% increase compared with the third quarter of 2003 primarily reflects the consolidation of the Electronic Systems business unit. If the contribution of these operations is not counted, revenues show a gain of 5%, made possible by strong sales of diesel components and new products in the Lighting line of business.

Operating income totaled 25 million euros. Restated on a comparable basis, the increase amounts to 7 million euros, reflecting a rise in business volumes and successful initiatives to cut production costs and overhead.

In September, the Sector sold 100% of its Midas operations to the Norauto Group. The resulting net gain of 27 million euros was booked as extraordinary income in the third quarter of 2004.

Comau's revenues declined to 436 million euros. The main reason for the 19% decrease compared with the third quarter of 2003 is the change in the scope of operations following the transfer to Fiat Auto and Fiat-GM Powertrain of the respective Dies and Service operations. At September 30, 2004, the order backlog was 11% higher than at the beginning of the year.

Comau reported operating income of 4 million euros. The higher margins earned on orders from European customers, which offset the impact of lower revenues, account for this improvement over the third quarter of 2003, when the Sector lost 1 million euros.

Teksid increased revenues by 13% to 215 million euros, thanks mainly to a positive performance by the Cast Iron business unit, which took advantage of rising demand in North America and Brazil to boost revenues by about 19%. This improvement was achieved despite the negative impact of an unfavorable euro/U.S. dollar exchange rate.

The Sector's operating income totaled 9 million euros, more than double the amount earned in the third quarter of 2003. This gain was made possible by higher sales volumes and cost-cutting programs, which more than offset the negative impact of higher raw material prices and unfavorable currency translation differences.

Other Sectors

Business Solutions reported revenues of 356 million euros. The 18% decline compared with the third quarter of 2003 is attributable mainly to a change in the scope of the Sector's operations (divestiture of Fiat Engineering). On a comparable basis, revenues show a decrease of 5%.

At 6 million euros, operating income was 3 million euros less than in the third quarter of 2003. Based on a comparable scope of operations, operating income would show an improvement of 2 million euros, made possible by efficiency gains.

Itedi booked revenues of 81 million euros in the third quarter of 2004, up more than 5% over the same period in 2003. Higher advertising revenues at Publikompass account for most of the increase.

The implementation of efficiency-boosting programs and lower paper costs enabled the Sector to halve its operating loss to 1 million euros.

Results for the First Nine Months of 2004

Group revenues totaled 34.2 billion euros, up 7.1% compared with the first nine months of 2003. This increase reflects higher sales volumes at most Sectors, with gains of 8% for Fiat Auto, 7% for CNH, 11% for Iveco, 15% for Ferrari and 7% (on a comparable consolidation basis) for Magneti Marelli.

At 237 million euros, operating loss decreased by more than 600 million euros compared with the first nine months of 2003. Higher operating income at CNH and Iveco and a contraction of Fiat Auto's operating loss account for this improvement.

Consolidated net loss of 1.2 billion euros was 252 million euros greater than the net loss for the first nine months of 2003, when the Group earned net gains totaling about 1.1 billion euros on the sale of Toro Assicurazioni, FiatAvio, Fiat Auto's European and Brazilian retail financing operations, Fraikin and a controlling interest in IPI.

At September 30, 2004, the Group had a negative net financial position of 5.5 billion euros, compared with a negative 3 billion euros at December 31, 2003. This change primarily reflects higher cash uses to fund higher working capital requirements, a decrease in the value of trade receivables sold, and the net loss of the period.

Outlook for the Balance of 2004

During the first nine months of 2004, the Group operated in an economic environment in which the countries of the euro zone, and Italy in particular, participated only to a very limited extent in the economic upturn. Not until the closing months of the year did Italian manufacturers begin to transition from a period of contraction, to the phase of stabilization that precedes recovery.

Against this background, the Group has been making significant progress, due primarily to the positive contributions of CNH and Iveco, two Sectors that should end 2004 with a further improvement in profitability.

Fiat Auto adopted a leaner and more efficient organization on September 1, 2004 and is continuing to strengthen the management team that will lead its cultural transformation and provide fresh momentum for its operations. The company, which operates in a very difficult European environment characterized by strong price competition, will end the fiscal year with a smaller operating loss than in 2003.

For all of 2004, the Group expects to reach its stated year-end goals of attaining operating breakeven and reducing operating cash outflow.

All Sectors are committed to achieving of these objectives by focusing on increasing technological innovation in their products, strengthening their sales networks and, in the case of Fiat Auto, deploying a more efficient organization and introducing new models.

Turin, October 28, 2004

Operating Performance of the Fiat Group

1/1 - 9/30/2004	1/1 - 9/30/2003			3rd Quarter 2004	3rd Quarter 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Consolidated	Continuing Operations	Consolidated
34,156	31,894	34,611	Net revenues	10,648	9,731	9,837
29,120	27,772	30,173	Cost of sales	9,049	8,529	8,589
5,036	4,122	4,438	Gross operating result	1,599	1,202	1,248
3,405	3,455	3,684	Overhead	1,082	1,071	1,085
1,357	1,279	1,302	Research and development	445	386	386
(511)	(234)	(104)	Other operating income (expenses)	(169)	(48)	(62)
(237)	(846)	(652)	Operating result	(97)	(303)	(285)
46	30	(42)	Result of equity investments	7	3	-
(271)	1,172	1,158	Non-operating income (expenses) (*)	(148)	893	895
(462)	356	464	EBIT	(238)	593	610
(414)	(757)	(669)	Financial income (expenses)	(231)	(245)	(245)
(876)	(401)	(205)	Result before taxes	(469)	348	365
347	570	677	Income taxes	85	499	510
(1,223)	(971)	(882)	Net result	(554)	(151)	(145)
-	85	-	Net result of discontinued operations	-	7	-
(1,223)	(886)	(882)	Net result before minority interest	(554)	(144)	(145)
(1,212)	N.A.	(792)	Group interest in net result	(554)	N.A.	(84)

(*) The 2003 figures for continuing operations include net gains on the disposal of discontinued operations, amounting to 1,255 million euros for the third quarter of 2003 and to 1,742 million euros for the first nine months of 2003.

Revenues by Sector
1/1 - 9/30/2004	1/1 - 9/30/2003			3rd Quarter 2004	3rd Quarter 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Consolidated	Continuing Operations	Consolidated
14,953	13,827	14,304	Automobiles (Fiat Auto)	4,491	4,047	4,155
7,498	7,014	7,014	Agricultural and Construction Equipment (CNH)	2,439	2,214	2,214
6,640	5,985	5,985	Commercial Vehicles (Iveco)	2,101	1,810	1,810
1,057	921	921	Ferrari - Maserati	322	297	297
2,856	2,342	2,342	Components (Magneti Marelli)	874	731	731
1,201	1,619	1,619	Production Systems (Comau)	436	537	537
681	630	630	Metallurgical Products (Teksid)	215	191	191
-	-	625	Aviation (FiatAvio)	-	-	-
-	-	1,654	Insurance (Toro Assicurazioni)	-	-	-
1,125	1,379	1,379	Services (Business Solutions)	356	436	436
302	267	267	Publishing and Communications (Itedi)	81	77	77
(2,157)	(2,090)	(2,129)	Miscellanea and Eliminations	(667)	(609)	(611)
34,156	31,894	34,611	Total for the Group	10,648	9,731	9,837

Operating Result by Sector

1/1 - 9/30/2004	1/1 - 9/30/2003			3rd Quarter 2004	3rd Quarter 2003
Consolidated	Continuing Operations	Consolidated	(in millions of euros)	Consolidated	Continuing Operations	Consolidated
(744)	(987)	(882)	Automobiles (Fiat Auto)	(270)	(331)	(314)
319	130	130	Agricultural and Construction Equipment (CNH)	90	25	25
223	20	20	Commercial Vehicles (Iveco)	76	(2)	(2)
(57)	(7)	(7)	Ferrari - Maserati	2	9	9
68	16	16	Components (Magneti Marelli)	25	13	13
1	(8)	(8)	Production Systems (Comau)	4	(1)	(1)
25	9	9	Metallurgical Products (Teksid)	9	4	4
-	-	53	Aviation (FiatAvio)	-	-	-
-	-	44	Insurance (Toro Assicurazioni)	-	-	-
21	26	26	Services (Business Solutions)	6	9	9
8	3	3	Publishing and Communications (Itedi)	(1)	(2)	(2)
(101)	(48)	(56)	Miscellanea and Eliminations	(38)	(27)	(26)
(237)	(846)	(652)	Total for the Group	(97)	(303)	(285)

Balance Sheet of the Fiat Group

(in millions of euros)	At 9/30/2004		At 6/30/2004	At 12/31/2003
■ ASSETS
Intangible fixed assets		3,539	3,694	3,724
- Goodwill		2,361	2,440	2,402
- Intangible fixed assets		1,178	1,254	1,322
Property, plant and equipment		9,308	9,465	9,675
- Property, plant and equipment		8,441	8,582	8,761
- Vehicles covered by operating leases		867	883	914
Financial fixed assets		3,828	3,812	3,950
Financial receivables held as fixed assets	(*)	19	18	29
Deferred tax assets		1,838	1,850	1,879
Total Non-Current Assets		18,532	18,839	19,257
Net inventories (1)		6,563	6,455	6,484
Trade receivables		5,080	5,459	4,553
Other receivables		3,228	3,062	3,081
Financial assets not held as fixed assets		117	119	120
Finance lease contracts receivable	(*)	1,761	1,797	1,797
Financial receivables from others	(*)	8,779	9,511	10,750
Securities	(*)	1,799	3,271	3,789
Cash	(*)	2,799	3,655	3,211
Total Current Assets		30,126	33,329	33,785
Trade accruals and deferrals		491	422	407
Financial accruals and deferrals	(*)	350	333	386
■ TOTAL ASSETS		49,499	52,923	53,835

■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		6,394	6,942	7,494
- Stockholders' equity of the Group		5,747	6,297	6,793
- Minority interest		647	645	701
Deferred income tax reserves		237	236	211
Reserves for risks and charges		5,330	5,339	5,168
Reserves for employee severance indemnities		1,342	1,317	1,313
Financial payables due beyond 12 months	(*)	9,639	13,810	15,418
Total Non-Current Liabilities		16,548	20,702	22,110
Trade payables		10,901	11,838	12,588
Other payables (1)		2,960	3,047	2,742
Financial payables due within 12 months (2)	(*)	10,594	8,177	6,616
Total Current Liabilities		24,455	23,062	21,946
Trade accruals and deferrals		1,299	1,365	1,329
Financial accruals and deferrals	(*)	803	852	956
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		49,499	52,923	53,835

■ NET FINANCIAL POSITION	(*)	(5,529)	(4,254)	(3,028)

(1) To improve representation of net inventories of contract work in progress, certain items related to advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories as from June 30, 2004. Consistently with this change, the value of "Net inventories" and "Other payables" at December 31, 2003 were adjusted by 428 million euros.
Inventories are shown net of advances received for contract work in progress (9,218 million euros at September 30, 2004, 8,477 million euros at June 30, 2004, and 8,876 million euros at December 31, 2003).

(2) Included at September 30, 2004, the mandatory convertible facility for 3 billion euros and the loan by Citigroup, secured by the "EDF put" for approximately 1,150 million euros. Included at June 30, 2004, the loan by Citigroup and the exchangeable bond for an amount of 1,765 million euros. At December 31, 2003, included the exchangeable bond.

Breakdown of Net Indebtedness and Net Financial Position by Activity Segment
		At 12/31/2003				At 9/30/2004		At 6/30/2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
(22,034)	(11,531)	(10,503)	Financial payables net of intersegment activities	(20,233)	(11,351)	(8,882)	(21,987)	(12,179)	(9,808)
(593)	(416)	(177)	Accrued financial expenses	(462)	(372)	(90)	(505)	(423)	(82)
85	68	17	Prepaid financial expenses	104	83	21	105	83	22
3,211	3,121	90	Cash	2,799	2,706	93	3,655	3,574	81
3,789	3,670	119	Securities	1,799	1,605	194	3,271	3,087	184
(15,542)	(5,088)	(10,454)	Net Indebtedness	(15,993)	(7,329)	(8,664)	(15,461)	(5,858)	(9,603)
12,576	2,114	10,462	Financial receivables and lease contracts receivable	10,559	1,561	8,998	11,326	1,556	9,770
301	298	3	Accrued financial income	246	240	6	228	224	4
(363)	(65)	(298)	Deferred financial income	(341)	(43)	(298)	(347)	(49)	(298)
(3,028)	(2,741)	(287)	Net Financial Position	(5,529)	(5,571)	42	(4,254)	(4,127)	(127)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 28, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney